                                    FORM 11-K

              [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 1998

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ______________

Commission File Number  1 - 2380

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

       Aviall, Inc. Employee Savings Plan

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

       Aviall, Inc.
       2055 Diplomat Drive
       Dallas, Texas  75234-8989





                                  Page 1 of 21
                      The Exhibit Index appears on Page 20

REQUIRED INFORMATION

The financial statements listed in the accompanying index on page 3 are filed as part of this Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     AVIALL, INC. EMPLOYEE SAVINGS PLAN




                                 By: /s/ Jeffrey J. Murphy
                                     ----------------------------------------
                                 Jeffrey J. Murphy
                                 Chairman, Aviall, Inc. Employee Savings Plan


                                 By: /s/ Jacqueline K. Collier
                                     ----------------------------------------
                                 Jacqueline K. Collier
                                 Vice President and Controller, Aviall, Inc.



Date:  June 28, 1999

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
--------------------------------------------------------------------------------

                                                                                                           Page

Report of Independent Accountants............................................................................4

Financial Statements:

     Statement of Net Assets Available for Plan Benefits, with Fund Information as of December 31, 1998.................................................................................5

     Statement of Net Assets Available for Plan Benefits, with Fund Information as of December 31, 1997.................................................................................6

     Statement of Changes in Net Assets Available for Plan Benefits, with
     Fund Information for the Year Ended December 31, 1998...................................................7

     Statement of Changes in Net Assets Available for Plan Benefits, with
     Fund Information for the Year Ended December 31, 1997...................................................8

Notes to Financial Statements................................................................................9

Supplemental Schedules:

     Item 27a - Schedule of Assets Held for Investment Purposes
     as of December 31, 1998................................................................................17

     Item 27c - Schedule of Loans in Default or Classified as Uncollectible
     as of December 31, 1998................................................................................18

     Item 27d - Schedule of Reportable Transactions for the Year Ended
     December 31, 1998......................................................................................19


All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable or are not required.

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of the Aviall, Inc. Employee Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Aviall, Inc. Employee Savings Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes, Loans in Default or Classified as Uncollectible and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
Dallas, Texas
June 24, 1999

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1998
-------------------------------------------------------------------------------

                                                                          Participant Directed
                                            ---------------------------------------------------------------------------
                                               Aviall         Putnam         Putnam       Putnam OTC   Putnam Divf'd
                                             Stock Fund    Voyager Fund     G&I Fund      & EG Fund       Inc Trust
                                            ------------   ------------   ------------   ------------  -------------
                            ASSETS

Investments:
   Mutual funds                             $         --   $ 12,240,678   $  6,448,445   $  1,275,825   $    472,537
   Pooled investment funds                            --             --             --             --             --
   Money market funds                            146,165             --             --             --             --
   Common stock of participating employer      1,653,578             --             --             --             --
   Participant loans receivable                       --             --             --             --             --
   Cash                                               --             --             --             --             --
                                            ------------   ------------   ------------   ------------   ------------

     Total investments                         1,799,743     12,240,678      6,448,445      1,275,825        472,537

Contributions receivable and other                    --             --             --             --             --
                                            ------------   ------------   ------------   ------------   ------------

     Total assets                              1,799,743     12,240,678      6,448,445      1,275,825        472,537
                                            ------------   ------------   ------------   ------------   ------------


                          LIABILITIES

Excess contributions payable                          --             --             --             --             --
Other liabilities                                     --             --             --             --             --
                                            ------------   ------------   ------------   ------------   ------------

     Total liabilities                                 0              0              0              0              0
                                            ------------   ------------   ------------   ------------   ------------

Net assets available for Plan benefits      $  1,799,743   $ 12,240,678   $  6,448,445   $  1,275,825   $    472,537
                                            ============   ============   ============   ============   ============


                                                               Participant Directed
                                           ----------------------------------------------------------
                                              Putnam     Putnam Stable      Stable
                                           Int'l Gr Fund   Value Fund     Value Fund       Loan Fund
                                           ------------- -------------   ------------    ------------
                            ASSETS

Investments:
   Mutual funds                            $  1,160,365   $         --   $         --    $         --
   Pooled investment funds                           --             --      5,207,246              --
   Money market funds                                --             --      1,613,034              --
   Common stock of participating employer            --             --             --              --
   Participant loans receivable                      --             --             --         835,464
   Cash                                              --             --             --              --
                                           ------------   ------------   ------------    ------------

     Total investments                        1,160,365              0      6,820,280         835,464

Contributions receivable and other                   --             --         (7,653)             --
                                           ------------   ------------   ------------    ------------

     Total assets                             1,160,365              0      6,812,627         835,464
                                           ------------   ------------   ------------    ------------


                          LIABILITIES

Excess contributions payable                         --             --             --              --
Other liabilities                                    --             --             --              --
                                           ------------   ------------   ------------    ------------

     Total liabilities                                0              0              0               0
                                           ------------   ------------   ------------    ------------

Net assets available for Plan benefits     $  1,160,365   $          0   $  6,812,627    $    835,464
                                           ============   ============   ============    ============

                                             Non-Participant
                                                Directed
                                            -----------------
                                            Aviall Restricted
                                                Stock Fund           Cash          Total
                                            -----------------    ------------   ------------
                            ASSETS

Investments:
   Mutual funds                                $         --      $         --   $ 21,597,850
   Pooled investment funds                               --                --      5,207,246
   Money market funds                                    --                --      1,759,199
   Common stock of participating employer           151,575                --      1,805,153
   Participant loans receivable                          --                --        835,464
   Cash                                                  --            21,205         21,205
                                               ------------      ------------   ------------

     Total investments                              151,575            21,205     31,226,117

Contributions receivable and other                       --                --         (7,653)
                                               ------------      ------------   ------------

     Total assets                                   151,575            21,205     31,218,464
                                               ------------      ------------   ------------


                          LIABILITIES

Excess contributions payable                             --            10,416         10,416
Other liabilities                                        --             7,783          7,783
                                               ------------      ------------   ------------

     Total liabilities                                    0            18,199         18,199
                                               ------------      ------------   ------------

Net assets available for Plan benefits         $    151,575      $      3,006   $ 31,200,265
                                               ============      ============   ============

   The accompanying notes are an integral part of these financial statements.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1997
-------------------------------------------------------------------------------

                                                                                  FUND INFORMATION
                                                ----------------------------------------------------------------------------------
                                                   Aviall           Putnam            Putnam         Putnam OTC     Putnam Divf'd
                                                  Stock Fund      Voyager Fund       G&I Fund        & EG Fund        Inc Trust
                                                --------------   --------------   --------------   --------------   --------------
                            ASSETS

Investments:
    Mutual funds                                $           --   $   10,406,532   $    6,741,840   $      707,014   $      280,639
    Guaranteed investment contracts                         --               --               --               --               --
    Pooled investment funds                                 --               --               --               --               --
    Common stock of participating employer           2,449,186               --               --               --               --
    Participant loans receivable                            --               --               --               --               --
                                                --------------   --------------   --------------   --------------   --------------

      Total investments                              2,449,186       10,406,532        6,741,840          707,014          280,639

Contributions receivable and other                       4,492           18,898           12,268            4,540              623
                                                --------------   --------------   --------------   --------------   --------------

      Total assets                                   2,453,678       10,425,430        6,754,108          711,554          281,262
                                                --------------   --------------   --------------   --------------   --------------


                         LIABILITIES

Other liabilities                                           --               --               --               --               --
                                                --------------   --------------   --------------   --------------   --------------

      Total liabilities                                      0                0                0                0                0
                                                --------------   --------------   --------------   --------------   --------------

Net assets available for Plan benefits          $    2,453,678   $   10,425,430   $    6,754,108   $      711,554   $      281,262
                                                ==============   ==============   ==============   ==============   ==============


                                                                FUND INFORMATION
                                                ------------------------------------------------
                                                   Putnam        Putnam Stable
                                                Int'l Gr Fund      Value Fund       Loan Fund          Total
                                                --------------   --------------   --------------    --------------
                            ASSETS

Investments:
    Mutual funds                                $      764,957   $           --   $           --    $   18,900,982
    Guaranteed investment contracts                         --        1,072,656               --         1,072,656
    Pooled investment funds                                 --        4,943,358               --         4,943,358
    Common stock of participating employer                  --               --               --         2,449,186
    Participant loans receivable                            --               --          954,876           954,876
                                                --------------   --------------   --------------    --------------

      Total investments                                764,957        6,016,014          954,876        28,321,058

Contributions receivable and other                       2,553           12,081          (12,637)           42,818
                                                --------------   --------------   --------------    --------------

      Total assets                                     767,510        6,028,095          942,239        28,363,876
                                                --------------   --------------   --------------    --------------


                         LIABILITIES

Other liabilities                                           --               --               --                 0
                                                --------------   --------------   --------------    --------------

      Total liabilities                                      0                0                0                 0
                                                --------------   --------------   --------------    --------------

Net assets available for Plan benefits          $      767,510   $    6,028,095   $      942,239    $   28,363,876
                                                ==============   ==============   ==============    ==============

   The accompanying notes are an integral part of these financial statements.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1998
-------------------------------------------------------------------------------

                                                                           Participant Directed
                                                --------------------------------------------------------------------
                                                    Aviall            Putnam            Putnam          Putnam OTC
                                                  Stock Fund       Voyager Fund        G&I Fund          & EG Fund
                                                --------------    --------------    --------------    --------------
Net assets available for Plan benefits at
   beginning of period                          $    2,453,678    $   10,425,430    $    6,754,108    $      711,554
                                                --------------    --------------    --------------    --------------

Investment income:
   Dividends                                                --           836,386           583,449            40,540
   Interest                                                 --                --                --                --
   Net appreciation (depreciation) in fair
    value of investments                              (411,248)        1,574,709           303,566            75,704

Contributions:
   Employer                                             13,339            63,541            37,851            11,212
   Employee                                            102,199           598,526           379,337           153,873

Participant loan repayments                             24,282           149,884            77,806            30,220
Interfund transfers                                   (275,972)         (456,970)         (971,315)          356,259
                                                --------------    --------------    --------------    --------------

   Total additions                                    (547,400)        2,766,076           410,694           667,808
                                                --------------    --------------    --------------    --------------

Distributions and other                                (63,946)         (776,588)         (663,496)          (83,953)
Plan fees and expenses                                    (215)           (1,187)             (587)             (218)
Loans to participants                                  (42,374)         (173,053)          (52,274)          (19,366)
                                                --------------    --------------    --------------    --------------

   Total deductions                                   (106,535)         (950,828)         (716,357)         (103,537)
                                                --------------    --------------    --------------    --------------

Transfer between Stable Value Funds                         --                --                --                --

Net increase (decrease) in Plan assets                (653,935)        1,815,248          (305,663)          564,271
                                                --------------    --------------    --------------    --------------

   Net assets available for Plan benefits
    at end of period                            $    1,799,743    $   12,240,678    $    6,448,445    $    1,275,825
                                                ==============    ==============    ==============    ==============

                                                                            Participant Directed
                                              ----------------------------------------------------------------------------------
                                              Putnam Divf'd       Putnam        Putnam Stable        Stable
                                                Inc Trust      Int'l Gr Fund      Value Fund       Value Fund       Loan Fund
                                              --------------   --------------   --------------    --------------  --------------
Net assets available for Plan benefits at
   beginning of period                        $      281,262   $      767,510   $    6,028,095    $           --  $      942,239
                                              --------------   --------------   --------------    --------------  --------------

Investment income:
   Dividends                                          27,381           29,401               --                --              --
   Interest                                               --               --          272,196           158,434          76,766
   Net appreciation (depreciation) in fair
    value of investments                             (38,459)         114,472               --                --              --

Contributions:
   Employer                                            3,700            9,665           32,513             3,741              --
   Employee                                           37,061          116,291          166,467            96,336              --

Participant loan repayments                            6,041           18,688           43,397            21,402        (371,720)
Interfund transfers                                  163,063          239,458          189,458           756,206              --
                                              --------------   --------------   --------------    --------------  --------------

   Total additions                                   198,787          527,975          704,031         1,036,119        (294,954)
                                              --------------   --------------   --------------    --------------  --------------

Distributions and other                               (2,785)        (118,918)        (532,213)         (375,364)       (155,982)
Plan fees and expenses                                   (36)            (142)         (11,340)             (358)             --
Loans to participants                                 (4,691)         (16,060)         (26,914)           (9,429)        344,161
                                              --------------   --------------   --------------    --------------  --------------

   Total deductions                                   (7,512)        (135,120)        (570,467)         (385,151)        188,179
                                              --------------   --------------   --------------    --------------  --------------

Transfer between Stable Value Funds                       --               --       (6,161,659)        6,161,659              --

Net increase (decrease) in Plan assets               191,275          392,855       (6,028,095)        6,812,627        (106,775)
                                              --------------   --------------   --------------    --------------  --------------

   Net assets available for Plan benefits
    at end of period                          $      472,537   $    1,160,365   $            0    $    6,812,627  $      835,464
                                              ==============   ==============   ==============    ==============  ==============

                                                Non-Participant
                                                   Directed
                                              ------------------
                                              Aviall Restricted
                                                  Stock Fund           Cash           Total
                                              ------------------   ------------    ------------
Net assets available for Plan benefits at
   beginning of period                          $         --       $         --    $ 28,363,876
                                                ------------       ------------    ------------

Investment income:
   Dividends                                              --                 --       1,517,157
   Interest                                               --                187         507,583
   Net appreciation (depreciation) in fair
    value of investments                             (43,624)                --       1,575,120

Contributions:
   Employer                                          202,903              3,006         381,471
   Employee                                               --                 --       1,650,090

Participant loan repayments                               --                 --               0
Interfund transfers                                       --               (187)              0
                                                ------------       ------------    ------------

   Total additions                                   159,279              3,006       5,631,421
                                                ------------       ------------    ------------

Distributions and other                               (7,704)                --      (2,780,949)
Plan fees and expenses                                    --                 --         (14,083)
Loans to participants                                     --                 --               0
                                                ------------       ------------    ------------

   Total deductions                                   (7,704)                --      (2,795,032)
                                                ------------       ------------    ------------

Transfer between Stable Value Funds                       --                 --               0

Net increase (decrease) in Plan assets               151,575              3,006       2,836,389
                                                ------------       ------------    ------------

   Net assets available for Plan benefits
    at end of period                            $    151,575       $      3,006    $ 31,200,265
                                                ============       ============    ============

   The accompanying notes are an integral part of these financial statements.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
WITH FUND INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 1997
-------------------------------------------------------------------------------

                                                                             FUND INFORMATION
                                            --------------------------------------------------------------------------------------
                                                Aviall            Putnam            Putnam           Putnam           Putnam OTC
                                              Stock Fund       Voyager Fund        G&I Fund          GG Fund          & EG Fund
                                            --------------    --------------    --------------    --------------    --------------
Net assets available for Plan benefits at
   beginning of period                      $      985,200    $   10,247,528    $    5,579,710    $    3,639,516    $           --
                                            --------------    --------------    --------------    --------------    --------------

Investment income:
   Dividends                                            --           611,992           848,044                --                --
   Interest                                             --                --                --                --                --
   Net appreciation (depreciation) in fair
     value of investments                          712,954         1,673,711           497,141           (43,268)           44,813

Contributions:
   Employer                                          8,389            53,916            32,490                --             7,903
   Employee                                        116,284           562,159           336,915                --            95,694

Participant loan repayments                         17,914           135,674            67,941               167            22,972
Interfund transfers                                758,062          (874,994)          627,974        (3,595,902)          724,692
                                            --------------    --------------    --------------    --------------    --------------

   Total additions                               1,613,603         2,162,458         2,410,505        (3,639,003)          896,074
                                            --------------    --------------    --------------    --------------    --------------

Distributions and other                           (131,559)       (1,866,306)       (1,169,451)               --          (168,035)
Plan fees and expenses                                (650)           (2,161)           (1,240)               --              (186)
Loans to participants                              (12,916)         (116,089)          (65,416)             (513)          (16,299)
                                            --------------    --------------    --------------    --------------    --------------

   Total deductions                               (145,125)       (1,984,556)       (1,236,107)             (513)         (184,520)
                                            --------------    --------------    --------------    --------------    --------------

Net increase (decrease) in Plan assets           1,468,478           177,902         1,174,398        (3,639,516)          711,554
                                            --------------    --------------    --------------    --------------    --------------

   Net assets available for Plan benefits
     at end of period                       $    2,453,678    $   10,425,430    $    6,754,108    $            0    $      711,554
                                            ==============    ==============    ==============    ==============    ==============

                                                                     FUND INFORMATION
                                            -------------------------------------------------------------------
                                            Putnam Divf'd        Putnam         Putnam Stable
                                              Inc Trust       Int'l Gr Fund       Value Fund        Loan Fund           Total
                                            --------------    --------------    --------------    --------------    --------------
Net assets available for Plan benefits at
   beginning of period                      $           --    $           --    $    5,356,964    $    1,179,319    $   26,988,237
                                            --------------    --------------    --------------    --------------    --------------

Investment income:
   Dividends                                        16,520            44,703                --                --         1,521,259
   Interest                                             --                --           440,957            73,566           514,523
   Net appreciation (depreciation) in fair
     value of investments                            4,514            72,758                --                --         2,962,623

Contributions:
   Employer                                            783             3,516            46,546                --           153,543
   Employee                                         11,337            77,056           332,530                --         1,531,975

Participant loan repayments                            878            12,910            92,619          (351,075)                0
Interfund transfers                                248,256           683,545         1,428,367                --                 0
                                            --------------    --------------    --------------    --------------    --------------

   Total additions                                 282,288           894,488         2,341,019          (277,509)        6,683,923
                                            --------------    --------------    --------------    --------------    --------------

Distributions and other                               (986)         (114,183)       (1,607,706)         (243,445)       (5,301,671)
Plan fees and expenses                                 (17)             (137)           (2,222)               --            (6,613)
Loans to participants                                  (23)          (12,658)          (59,960)          283,874                 0
                                            --------------    --------------    --------------    --------------    --------------

   Total deductions                                 (1,026)         (126,978)       (1,669,888)           40,429        (5,308,284)
                                            --------------    --------------    --------------    --------------    --------------

Net increase (decrease) in Plan assets             281,262           767,510           671,131          (237,080)        1,375,639
                                            --------------    --------------    --------------    --------------    --------------

   Net assets available for Plan benefits
     at end of period                       $      281,262    $      767,510    $    6,028,095    $      942,239    $   28,363,876
                                            ==============    ==============    ==============    ==============    ==============

   The accompanying notes are an integral part of these financial statements.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

1.     DESCRIPTION OF PLAN

       The following description of the Aviall, Inc. Employee Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

       GENERAL

       The Plan, sponsored by Aviall, Inc. ("Aviall" or the "Company") was established on December 7, 1993 in accordance with and subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of ERISA. It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits, and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participants' rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

       Participation in the Plan is voluntary. However, to participate in the Plan, an employee must be 21 years of age. Participants may make elective contributions to the Plan beginning their date of hire but must have one year of qualified service before receiving employer matching contributions. In general, new employees of the Company are eligible to participate in the Plan; however, employees of certain businesses sold who were in a unit represented by a collective bargaining agent were excluded from participation in the Plan unless the unit had negotiated coverage under the Plan.

       PLAN INVESTMENTS

       Putnam Investments was the Plan trustee and custodian of Plan assets for the plan year 1997 and through June 30, 1998. On July 1, 1998, the Plan became a self-trusteed plan with The 401K Company as recordkeeper. Plan assets are held by various investment fund houses in separate investment accounts. Plan assets in the Putnam Stable Value Fund were transferred to a new stable value fund with The 401K Company. All other investment options were not affected by the transition from Putnam.

       Participants may elect to contribute to, or transfer among, any of the funds except for the Aviall Restricted Stock Fund established during 1998. Earnings are allocated based on number of shares attributed to participants' accounts.

       Aviall Restricted Stock Fund: The fund consists of Aviall, Inc. common stock contributed by the Company in 1998 through a one-time grant of shares to eligible employees, as defined in the 1997 Plan amendment. The Fund is not a participant directed Fund and, as such, participants do not have access to the Fund while employed with the Company. All dividends are automatically reinvested in Aviall Common Stock.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

       Aviall Stock Fund: The fund consists of Aviall, Inc. common stock, which is purchased on a regular and continuous basis on the open market, and money market funds, which represent participant contributions made to the fund which have not been used to purchase shares. Stock is purchased in whole shares, and participant contributions representing partial shares are accumulated in the money market funds.

       Putnam Voyager Fund: The fund consists primarily of common or capital stock, though it may invest in other types of securities, including convertible bonds, convertible preferred stock, warrants, preferred stock, or debt securities.

       Putnam Fund for Growth and Income (Putnam G&I Fund): The fund consists primarily of investments in attractively priced stocks that offer long-term growth potential while also providing income.

       Putnam Global Growth Fund (Putnam GG Fund): The fund consists primarily of investments in the Pacific Rim, across Europe, within the Americas and elsewhere in the world to pursue a wide range of growth potential. The fund was liquidated in January 1997.

       Putnam OTC Emerging Growth Fund (Putnam OTC & EG Fund): The fund consists primarily of investments in over-the-counter stocks of small to medium-sized emerging growth companies. The fund was introduced in January 1997.

       Putnam Diversified Income Trust (Putnam Divf'd Inc Trust): The fund invests primarily in interest-paying bonds from the U.S. government, high-yield, and international sectors. Seeks current income consistent with capital preservation. The fund was introduced in January 1997.

       Putnam International Growth Fund (Putnam Int'l Gr Fund): The fund consists primarily of investments in stocks of companies located outside of the United States to seek capital appreciation. The fund was introduced in January 1997.

       Putnam Stable Value Fund: The fund consists of investments in high-quality annuity (or similar) investment contracts issued by insurance companies or banks. The fund was liquidated in May 1998 as part of the transition to The 401K Company. Plan assets were placed in a Putnam Short Term Investment Fund until the transfer to the Stable Value Fund in July 1998.

       Stable Value Fund: The fund consists of investments in a diversified portfolio of investment contracts with insurance companies, banks or other financial institutions as well as investments in money market accounts. The Fund was introduced in July 1998.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

       CONTRIBUTIONS, VESTING AND FORFEITURES

       The Plan was established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC"). The Plan entitles non-highly compensated employees to defer up to 15% of their pre-tax compensation. Highly compensated employees as defined under IRC Section 414(q) may defer pre-tax compensation only up to the percentage allowed pursuant to the non-discrimination tests. The maximum employee contribution for 1998 and 1997 is $10,000 and $9,500, respectively, and is limited by law. The Company matches 50% of the employee's annual contribution up to $400 per person based on certain requirements.

       Participants are immediately 100% vested in the earnings of their individual contributions to the Plan. Participants vest 25% per year in Company contributions and the earnings attributable to such contributions beginning with their second year of service, and are 100% vested in their fifth year of service. Vesting in Company contributions also occurs upon attainment of retirement age, death or disability. Upon a distribution to a participant, non-vested Company contributions are forfeited and are used to offset future Company contributions.

       In 1997 the Plan was amended to allow the Company to make discretionary contributions of Company common stock to the Plan. Such contributions, when made, are fully-vested and nonforfeitable. There were no discretionary contributions of Aviall stock in 1997. In 1998, the Company made a discretionary contribution of 50 shares of Company common stock to all eligible employees, as defined in the amendment.

       All contributions to the Plan are deposited in the trust. At the employee's option, contributions are directed into separate participant directed investment funds, as discussed above.

       PARTICIPANT ACCOUNTS

       Each participant's account is credited with the participant's contribution, the Company's matching contribution, as eligible, and the allocation of the investment fund earnings, as well as charged with the allocation of Plan administrative expenses.

       ROLLOVERS

       Distributions from another qualified plan can be transferred into the Plan. In 1998 and 1997, rollover accounts in the amount of $40,513 and $91,568, respectively, were transferred into the Plan and are included in employee contributions on the statement of changes in net assets available for Plan benefits.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

       PAYMENT OF BENEFITS

       In the event of a participant's termination of employment, disability or death, the participant or beneficiary shall receive an amount equal to the vested value of their account in a lump-sum payment. Upon disability or death, a participant's Plan account balance immediately becomes fully vested. The lump-sum payment shall be automatically made within 90 days of the distribution value date for amounts less than $3,500. For amounts greater than $3,500, consent of the participant or beneficiary is required.

       Upon a participant's attainment of retirement age, a participant's Plan account balance immediately becomes fully vested and nonforfeitable. Retirement age is defined as the earlier of the date on which a participant attains age 65 or the date on which a participant has both attained age 55 and completed at least 10 years of service. A lump-sum payment of the participant's account balance shall be made within 90 days of the distribution value date.

       The Plan allows hardship withdrawals for the following reasons:

              (1)    Payment of medical expenses;

              (2)    Purchase of a principal residence;

              (3)    Payment of tuition of post secondary education;

              (4) Payments to prevent the eviction or foreclosure of principal residence;

              (5)    Payment of income taxes;

              (6)    Payments for custodial rights expenses;

              (7)    Payments for expenses incurred by natural disaster;

              (8)    Payment of funeral expenses;

              (9)    Loss of income resulting from bad health or disability; and

              (10) Any other reason deemed a financial hardship by the Internal Revenue Service ("IRS").

       Certain restrictions are placed on participants withdrawing from the Plan. Such restrictions include:

              (1) The amount withdrawn may not exceed the amount of immediate financial need.

              (2) The participant must obtain all non-taxable loans available under the Plan prior to applying for hardship withdrawal.

              (3) The participant must limit tax-deferred and other elective contributions under the Plan for the next taxable year to the applicable limit under section 402(g) of the IRC, minus the employee's elective contributions for the year of the hardship distribution.

              (4) The participant may not make tax-deferred contributions and other elective or voluntary contributions to the Plan for at least 12 months after receipt of the hardship withdrawal.

       There were no distributions or withdrawals which had been approved but remained unpaid as of December 31, 1998 and 1997.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

       LOANS

       After participating in the Plan, or a combination of the Plan and another employer's qualified Plan for a minimum of 24 months, a participant may borrow from their vested account balance. Loans are limited to 50% of the vested account balance, and must be greater than $1,000 but less than $50,000. In general, loans must be repaid within five years through payroll deductions, unless utilized for a principal residence, in which case the Retirement Committee of the Plan determines the term. Loans accrue interest at a rate which is comparable to that of most major lending institutions. Such rates range from 6.0% to 10.0% for loans outstanding at December 31, 1998. All principal and interest repayments are allocated to the Plan's investment funds based on the participant's investment elections at the time of repayment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

       For the period January 1, 1996 through June 30, 1998, the Plan's loan provisions allowed participants to have no more than one loan outstanding at a given time. Participants with more than one loan outstanding prior to January 1, 1996 were not required to consolidate existing loans. Participants with loans outstanding issued after January 1, 1996 could obtain new loans provided that the proceeds of the new loan were used to repay the old loan.

       Effective July 1, 1998, the Plan's loan provisions were amended to allow participants to have up to two loans outstanding at a given time. The amendment also disqualifies Aviall, Inc. stock classified as "restricted" (Aviall Restricted Stock Fund) from being used to calculate loanable account balances or fund loans unless otherwise determined by the Plan Administrator. Additionally, the Plan, as amended, does not allow loans to be refinanced.

       Loans to participants and participant loan repayments as included on the statement of changes in net assets available for plan benefits represent new borrowings and repayments, respectively, but do not include new borrowings to refinance existing loans.

       PLAN TERMINATION

       The Company expects to continue the Plan indefinitely but reserves the right to terminate the Plan at any time and for any reason. Upon termination of the Plan, all benefits shall be nonforfeitable and fully vested, and each participant shall be entitled to the entire amount credited to his account. Payments shall be made by the trustee in a nondiscriminatory manner as directed by the Retirement Committee of the sponsor.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING

       The financial statements of the Plan are prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on a trade date basis, cost is determined based on historical average cost, and dividends are reinvested at the date-of-record market price.

       PLAN FEES AND EXPENSES

       All commissions, brokerage fees and expenses incident of the income or assets of the trust and the purchase or sale of securities by the trustee were paid with Plan assets. Other administrative expenses such as trustee fees and recordkeeping fees are paid by either the Company or the Plan. Additionally, certain administrative services were performed by the Company at no cost to the Plan.

       PARTICIPANT LOANS RECEIVABLE

       Participant loans receivable represent cash advances to participants of the Plan less any payments made.

       INVESTMENT VALUATION

       The recordkeeper uses quoted market values to value all investments other than Guaranteed Investment Contracts ("GICs") and participant loans receivable. Due to the nature of GICs, no estimable market value is available; therefore, these investments are valued at contract value which is historical cost plus accrued interest. The recordkeeper has considered the credit quality of the issuer of guaranteed investment contracts in determining the requirement for a potential valuation allowance. No allowance has been provided at December 31, 1997 and the Plan did not have investments in GICs at December 31, 1998. Participant loans receivable are valued at cost which approximates fair value.

       SECURITIES TRANSACTIONS AND INVESTMENT INCOME

       Gains and losses on securities transactions are recorded on a current value basis. For purposes of reporting under ERISA, gains and losses on investments sold are calculated as sales proceeds less current value of such investments at the beginning of the Plan year or acquisition cost if acquired during the Plan year. Unrealized gains and losses are calculated as current value of investments at the end of the Plan year less current value at the beginning of the Plan year or acquisition cost if acquired during the Plan year.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

       USE OF ESTIMATES

       The preparation of the financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and the related changes in net assets available for Plan benefits. Actual results could differ from those estimates.

3.     INVESTMENTS

       Investments held by the Plan at December 31, 1998 and 1997 consisted of the following:

                                                         1998                          1997
                                             ---------------------------   ---------------------------
                                                              Current                       Current
                                                 Cost          Value           Cost          Value
                                             ------------   ------------   ------------   ------------
       Mutual funds                          $ 16,607,983   $ 21,597,850   $ 14,887,523   $ 18,900,982
       Money market funds                       1,759,199      1,759,199             --             --
       Guaranteed investment contracts                 --             --      1,072,656      1,072,656
       Pooled investment funds                  5,207,246      5,207,246      4,943,358      4,943,358
       Common stock                             1,981,130      1,805,153      1,882,109      2,449,186
       Participant loans receivable               835,464        835,464        954,876        954,876
       Cash                                        21,205         21,205             --             --
                                             ------------   ------------   ------------   ------------
                                             $ 26,412,227   $ 31,226,117   $ 23,740,522   $ 28,321,058
                                             ============   ============   ============   ============

       For the years ended December 31, 1998 and 1997, the average annual yield earned on the guaranteed investment contracts was 5.08% and 5.78%, respectively.

       The fair value of individual investments representing 5 percent or more of the Plan's net assets at December 31, 1998 was as follows:

                                                            Number of         Current
       Description of Investment                             Shares            Value
       -------------------------                         --------------    -------------
       Aviall, Inc. Common Stock Funds
           Aviall, Inc. Common Stock                         153,630       $  1,805,153
           Alliance Gov't. Reserves                              N/A            146,165
       Putnam Voyager Fund                                   558,425         12,240,678
       The Putnam Fund for Growth and Income                 314,711          6,448,445
       Stable Value Fund
           Invesco Stable Value Fund                       5,207,246          5,207,246
           Putnam Money Market Fund                        1,505,577          1,505,577
           Alliance Money Reserves                           107,457            107,457

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


4.     TAX STATUS OF THE PLAN

       The IRS granted a favorable letter of determination under the applicable section of the IRC on September 1, 1995 and, therefore, the trust is exempt from taxation under Section 501(a) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

       During 1997, the Plan sponsor determined that the Plan was not in compliance with certain regulatory requirements in prior years. As a result, the Plan sponsor subjected the Plan to a Voluntary Compliance Review (VCR) with the IRS. While the outcome of the VCR cannot be predicted, the Plan sponsor does not believe these matters will adversely affect the Plan's tax status.

5.     LIQUIDATION OF GLOBAL GROWTH FUND

       On December 31, 1996, the Global Growth Fund was scheduled to be liquidated and all shares in the fund were to be transferred into the Stable Value Fund. The shares in Global Growth did not transfer on December 31, as intended. The transfer occurred on January 2, 1997. The change in effective date resulted in a price decrease of $.13 per share. To assure participants received the value of their accounts at December 31, 1996, the Plan sponsor made an additional Plan deposit of $44,198 in April 1997 to make up the $.13 per share difference plus accrued interest. Earnings were calculated using the Stable Value Fund interest rate. The deposit was credited to the Stable Value Fund.

6.     SUBSEQUENT EVENTS

       On February 1, 1999, the Plan switched to several new mutual funds to offer participants a wider range of investment options. The funds offered are no longer limited to the Putnam fund family.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

ITEM 27a FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
-------------------------------------------------------------------------------

                                                                              (c)
    (a)                         (b)                      Description of Investment including                            (e)
 Party in       Identity of Issue, Borrower, Lessor        Maturity Date, Rate of Interest,              (d)          Current
 Interest                 or Similar Party                Collateral, Par or Maturity Value             Cost           Value
----------   -----------------------------------------  ---------------------------------------     ------------    ------------
              Corporate Common Stocks:
     *          Aviall, Inc.                              153,630 shares                            $  1,981,130    $  1,805,153

              Mutual Funds:
                The Putnam Fund for Growth and Income     314,711 shares                               5,382,147       6,448,445
                Putnam Voyager Fund                       558,425 shares                               8,556,157      12,240,678
                Putnam OTC and Emerging Growth Fund       73,960 shares                                1,145,960       1,275,825
                Putnam Diversified Income Trust           41,090 shares                                  497,377         472,537
                Putnam International Growth Fund          60,341 shares                                1,026,342       1,160,365

              Pooled Investment Funds:
                Invesco Stable Value Fund                 5,207,246 shares                             5,207,246       5,207,246

              Money Market Funds:
                Putnam Money Market Fund                  Putnam Fund House Account                    1,505,577       1,505,577
                Alliance Gov't. Reserves                  Aviall Stock Wrap Account                      146,165         146,165
                Alliance Money Reserves                   Invesco Wrap Account                           107,457         107,457

              Cash:
                Bank One Cash Accounts                    Balance at 12/31/98                             21,205          21,205

     *        Participant Loans                           Interest rates range from 6.0% to 10.0%        835,464         835,464
                                                                                                    ------------    ------------

              Total Assets Held for Investment                                                      $ 26,412,227    $ 31,226,117
                                                                                                    ============    ============

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

ITEM 27c FORM 5500 - SCHEDULE OF LOANS IN DEFAULT OR CLASSIFIED
AS UNCOLLECTIBLE
DECEMBER 31, 1998
-------------------------------------------------------------------------------

                                                Amount received during
                                                     reporting year         Unpaid
   Identity and address       Original amount   -----------------------   balance at   Origination       Maturity     Interest
        of obligor                of loan       Principal      Interest   end of year      Date            Date         Rate
---------------------------   ----------------  ---------      --------   -----------  -----------      ----------    ---------
Eduardo Aparicio (1)             $ 3,500           $ 562          $ 108    $ 2,016       12/16/96        01/01/00      9.25%
141 E. 56th Street
Hialeah, FL  33013

Steven B. Bridges (2)              4,000               -              -      4,000       03/12/98        04/01/00      9.50%
3944 Misty Meadow Dr.
Ft. Worth, TX  76133

Edward L. Brown (1)                3,500             860            100      1,685       03/31/97        04/01/99      9.25%
204 Trailridge Dr.
Richardson, TX  75081

Regulo E. Colonga (1)              1,800               -              -      1,800       10/14/97        04/01/98      9.50%
1603 Brandon Street
Dallas, TX  75208

Avis N. Mulberry (1)               2,177               -              -      2,177       01/02/98        01/01/03      9.50%
2502 Buttonwood Dr.
Flower Mound, TX  75028

Thomas Reddick (1)                 5,000             231            136      4,769       11/20/97        11/01/02      9.50%
1454-a Cimarron Parkway
Wake Forrest, NC  27587

John M. Smith (1)                 14,590             664            237      9,916       03/31/94        11/01/02      6.00%
15224 Oleander Court
Canyon Country, CA  91351

                                       Amount overdue
   Identity and address        ------------------------------
        of obligor               Principal       Interest
---------------------------    --------------- --------------
Eduardo Aparicio (1)              $ 689           $ 92
141 E. 56th Street
Hialeah, FL  33013

Steven B. Bridges (2)               844            243
3944 Misty Meadow Dr.
Ft. Worth, TX  76133

Edward L. Brown (1)               1,056             64
204 Trailridge Dr.
Richardson, TX  75081

Regulo E. Colonga (1)             1,800             42
1603 Brandon Street
Dallas, TX  75208

Avis N. Mulberry (1)                325            177
2502 Buttonwood Dr.
Flower Mound, TX  75028

Thomas Reddick (1)                  661            336
1454-a Cimarron Parkway
Wake Forrest, NC  27587

John M. Smith (1)                 1,040            285
15224 Oleander Court
Canyon Country, CA  91351


(1) Loan was offset as a distribution against participant's 401(k) balance in 1999.

(2)    Loan was renegotiated in 1999.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

ITEM 27d FORM 5500 - SCHEDULE OF REPORTABLE TRANSACTIONS (1)
FOR THE YEAR ENDED DECEMBER 31, 1998
-------------------------------------------------------------------------------

        (a)                                                        Number of       (c)           (d)           (e)
    Identity of                            (b)                    Purchases     Purchase       Selling        Lease
   Party Involved                  Description of Asset            or Sales       Price          Price        Rental
---------------------     --------------------------------------- -----------  ------------  -------------  ----------
Putnam Investments        Putnam Voyager Fund                            121   $ 2,896,519    $         -       $ -

Putnam Investments        Putnam Voyager Fund                             83   $         -    $ 2,637,303       $ -

Putnam Investments        Putnam Stable Value Fund                       131   $ 1,591,653    $         -       $ -

Putnam Investments        Putnam Stable Value Fund                       113   $         -    $ 7,609,879       $ -

Putnam Investments        The Putnam Fund for Growth and Income          104   $ 1,593,742    $         -       $ -

Putnam Investments        The Putnam Fund for Growth and Income          128   $         -    $ 2,190,971       $ -

Invesco                   Stable Value Fund                               44   $ 8,076,069    $         -       $ -

Invesco                   Stable Value Fund                               37   $         -    $ 1,265,364       $ -

Pershing                  Aviall, Inc. Common Stock                       70   $ 764,703      $         -       $ -

Pershing                  Aviall, Inc. Common Stock                       85   $       -      $   798,120       $ -

                                                                                                    (h)
                                                                      (f)                      Current Value
        (a)                                                         Expense          (g)        of Asset on        (i)
    Identity of                            (b)                    Incurred with    Cost of      Transaction      Net Gain
   Party Involved                  Description of Asset            Transaction       Asset          Date          (Loss)
---------------------     --------------------------------------- ------------    ------------  ------------     --------
Putnam Investments        Putnam Voyager Fund                         $ -         $ 2,896,519    $ 2,896,519      $       0

Putnam Investments        Putnam Voyager Fund                         $ -         $ 1,952,808    $ 2,637,303      $ 684,495

Putnam Investments        Putnam Stable Value Fund                    $ -         $ 1,591,653    $ 1,591,653      $       0

Putnam Investments        Putnam Stable Value Fund                    $ -         $ 7,609,879    $ 7,609,879      $       0

Putnam Investments        The Putnam Fund for Growth and Income       $ -         $ 1,593,742    $ 1,593,742      $       0

Putnam Investments        The Putnam Fund for Growth and Income       $ -         $ 1,830,917    $ 2,190,971      $ 360,054

Invesco                   Stable Value Fund                           $ -         $ 8,076,069    $ 8,076,069      $       0

Invesco                   Stable Value Fund                           $ -         $ 1,265,364    $ 1,265,364      $       0

Pershing                  Aviall, Inc. Common Stock                   $ -         $   764,703    $   764,703      $       0

Pershing                  Aviall, Inc. Common Stock                   $ -         $   701,145    $   798,120      $  96,975


(1) Transactions in excess of five percent of the current value of the Plan's assets as of December 31, 1997 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN





                                INDEX TO EXHIBITS


Exhibit
   No.                             Description                  Page
--------                           -----------                  ----
   23                  Consent of Independent Accountants        21